
March 9, 2015

Via E-mail
Oded Yatzkan
Chief Financial Officer
Medigus Ltd.
Omer Industrial Park, No. 7A
P.O. Box 3030
Omer 8496500, Israel

    **Re:**    **Medigus Ltd.**
            **Amendment No. 2 to Registration Statement on Form 20-F**
            **Amended February 24, 2015**
            **CIK No. 0001618500**

Dear Mr. Yatzkan:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our February 5, 2015 letter.

Our Solution and Products, page 31

1.    While we note your response and revisions in response to comment 3, it is unclear why you state on page 31 that your "primary product" is not related to the product that you derive substantially all your revenues from.  Please revise or advise.

2.    Your response to comment 4 remains unclear. Please revise your disclosure to describe what is "symptomatic chronic GERD in patients who require and respond to pharmacological therapy" and whether this is the specific treatment for which your product has been cleared.

3.    We note your response to comment 5.  Please revise to clarify what the "anterior partial fundoplication" is so that investors who are not familiar such terms can understand.

   You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

          Sincerely,

          /s/ Daniel Morris for

          Amanda Ravitz
          Assistant Director

cc (via e-mail):   Eric Spindel, Esq.